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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members on December 13, 2000 and is currently available on the CBOT's intranet site, MemberNet.

                               December 13, 2000

Dear Fellow Members:

As Finance Committee Chairman, I am providing you with the following information in order to answer some questions that have been circulating among the membership.

The decline in volume of nearly 10 percent from last year has resulted in a corresponding decline in revenue to the Exchange. In reviewing the CBOT's financial situation throughout the year and seeking alternative revenue sources, the Finance Committee declined to put an assessment on the membership. However, the Board of Directors, based on a recommendation from the Finance Committee, approved the 2001 budget with a stipulation that the membership be invoiced in January for their entire 2001 dues.

The Finance Committee was able to avoid an assessment on the membership by making further reductions in spending and by not undertaking major enhancements to our electronic trading platform or our order routing initiative. A suggestion to cease funding for order routing altogether was viewed as unacceptable, given the fact that our trading floors generate 85 percent of the volume in our financial contracts and 100 percent of the volume in our agricultural contracts during daytime trading hours. It is important to also note that the CBOT has paid for and now has an electronic trading platform that is capable of handling 100 percent of the open outcry volume if required, as well as an order routing system that meets the needs of our members and customers.

However, additional revenue is needed in order to address the CBOT's financial obligations that are due in the early months of 2001. The CBOT owes $10.7 million on its note on March 31st, and $7.3 million on May 31st on its line of credit with Bank One. In addition, the CBOT owes payments of $10 million to the DBS/Eurex group by June 1st for version 3.0 and version 4.0 of the Eurex software.

The Board of Directors understands the imposition of dues is a burden to all members, and we appreciate your understanding of such a difficult decision. However, this action regarding dues was in the best interests of the membership as a whole, and certainly preferable to an assessment. This decision will maintain the CBOT's financial integrity and help reduce our debt while building our cash reserves to $20 million by year-end. If we follow our budget guidelines, the CBOT will be much stronger financially.

                                  Sincerely,


                                  /s/ Charles P. Carey
                                  Charles P. Carey
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The CBOT urges its members and membership interest holders to read the
Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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The following publication was distributed to CBOT members on December 13, 2000.

The Board of Directors of the Chicago Board of Trade at its regular meeting on Tuesday, December 12, 2000 took the actions summarized below.

                                     . . .

Received a status report on the Registration Statement (Form S-4) which is being prepared for submission to the SEC in connection with the CBOT(R) restructuring initiative. This matter was addressed for informational and discussion purposes only. The Board will review, and take further action with respect to, the Registration Statement at a later date.

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring, referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's website at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                     . . .

Reviewed a member request, submitted in petition form, proposing that the following be adopted as a provision of the Certificate of Incorporation of the Board of Trade of the City of Chicago, Inc.:

  "The opportunity to trade products by open outcry on the floor of the Exchange is a core right of the members. A proposal to cease such trading with respect to any and all products(s) traded on the floor as of December 31, 2000, will require an affirmative member vote as long as the Exchange remains a not-for-profit corporation and, upon its becoming a for-profit corporation, the decision to adopt such a proposal will be subject to approval by the Class B stockholders based on their respective voting powers."



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This request was submitted on December 8, 2000 and bears 122 validated Full
Member signatures.

This matter was addressed for informational and discussion purposes only. In this regard, the Board noted that, under the CBOT's Certificate of Incorporation ("Charter"), the approval of both the Board of Directors and of the membership is required in order to amend the Charter.

The Board will revisit, and take further action with respect to, this matter at a later date.

                                     . . .

The Board was informed that the Exchange had received a member request, submitted in petition form, proposing the adoption of the following rule (or a rule in such language that accomplishes the clear intent of the following):

     "The Board shall submit to a member vote any proposal scheduled to become effective after 1/1/2001 to trade spreads involving any Exchange product on an electronic trading system upon the written request of at least fifty
     (50) members entitled to trade such products."

The petitioners further requested that the implementation of trading of 1/4 tick financial spreads on the a/c/e platform be postponed until such time as this petition (and any subsequent petitions concerning this matter should such be necessary) is (are) disposed of, and should such a rule be approved, until such election called for in the rule occurs.

This request was submitted on December 12, 2000 and bears 31 validated Full Member signatures and 46 validated Associate Member signatures.

This matter was presented for informational purposes only. The Board intends to revisit, and take further action with respect to, this matter within thirty days.

                                     . . .

Approved technical regulation changes which are needed in connection with an electronic delivery system being developed by the Board of Trade Clearing Corporation for Corn and Soybean shipping certificates. These changes are targeted for implementation beginning with the March 2001 Corn and Soybean delivery months. Subject to CFTC approval. Further details will be forthcoming.

                                     . . .

Received and accepted the Chief Financial Officer's report on the financial statements of the Exchange for the eleven months ended November 30, 2000.

                                     . . .


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                                      -3-

Announced the cancellation of the 2000 Associate Members Committee election due to an insufficient number of candidates. (A minimum of eight candidates was needed for the prescribed Committee election process.)

Appointed the two declared candidates, Messrs. Kevin D. Smale and Arthur S. Wulf, to the 2001 Associate Members Committee. Accordingly, the Associate Members Committee will continue into 2001 comprised of these two appointees plus the seven remaining elected Associate Members whose terms are scheduled to expire at the end of 2001.

                                     . . .

Approved the following changes in committee appointments:


  Regulatory Compliance Committee
  -------------------------------

  Remove:  Jay S. Sorkin

  Strategy Committee
  ------------------

  Remove:  Jay S. Sorkin

  Municipal Bond Index Pit Committee
  ----------------------------------

  Remove:  John N. Lazos

  Ten-Year Agency Futures/Five Year Agency Futures Pit Committee
  --------------------------------------------------------------

  Remove:  John P. Grace

  Add:     John N. Lazos
           Edward O'Bradovich

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